Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated February 12, 2026

Registration No. 333-271553

Pricing Term Sheet

T-MOBILE USA, INC.

€2,500,000,000

3.200% Senior Notes due 2032 (the “2032 Notes”)

3.625% Senior Notes due 2035 (the “2035 Notes”)

3.900% Senior Notes due 2038 (the “2038 Notes” and, together with the 2032 Notes and the 2035 Notes, the “Notes”)

Pricing Supplement, dated February 12, 2026, to Preliminary Prospectus Supplement, dated February 12, 2026 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

	2032 Notes	2035 Notes	2038 Notes

Principal Amount:	€750,000,000	€750,000,000	€1,000,000,000

Title of Securities:	3.200% Senior Notes due 2032	3.625% Senior Notes due 2035	3.900% Senior Notes due 2038

Final Maturity Date:	February 19, 2032	February 19, 2035	February 19, 2038

Public Offering Price:	99.823% of principal amount, plus accrued and unpaid interest, if any, from February 19, 2026	99.902% of principal amount, plus accrued and unpaid interest, if any, from February 19, 2026	99.511% of principal amount, plus accrued and unpaid interest, if any, from February 19, 2026

Coupon:	3.200%	3.625%	3.900%

Yield-to-Maturity:	3.233%	3.638%	3.952%

Mid-Swap Yield:	2.533%	2.738%	2.902%

Spread to Mid-Swap Yield:	+70 bps	+90 bps	+105 bps

Benchmark:	0.000% DBR due February 15, 2032	2.500% DBR due February 15, 2035	4.000% DBR due January 4, 2037

Benchmark Yield:	2.441%	2.712%	2.870%

Spread to Benchmark:	+79.2 bps	+92.6 bps	+108.2 bps

Gross Proceeds Before Expenses:	€748,672,500	€749,265,000	€995,110,000

Net Proceeds Before Expenses:	€746,797,500	€746,827,500	€991,410,000

ISIN Numbers / Common Codes:	ISIN: XS3298843684 Common Code: 329884368	ISIN: XS3298843924 Common Code: 329884392	ISIN: XS3298844146 Common Code: 329884414

Terms Applicable to All Notes
Issuer:	T-Mobile USA, Inc., a Delaware corporation

Optional Redemption:

Prior to the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; and

(ii)  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon, not including any portion of these payments of interest accrued as of the date of which the notes are to be redeemed, discounted to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on an annual basis (ACTUAL / ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 15 basis points in the case of the 2032 Notes, 15 basis points in the case of the 2035 Notes and 20 basis points in the case of the 2038 Notes less (b) unpaid interest accrued to the date of redemption (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Par Call Date” with respect to the applicable Series means:

Series	Par Call Date
2032 Notes	December 19, 2031
2035 Notes	November 19, 2034
2038 Notes	November 19, 2037

Clearing and Settlement:	Euroclear / Clearstream

Anticipated Listing:	The Nasdaq Bond Exchange

Interest Payment Dates:	Annually on February 19, commencing February 19, 2027

Record Dates:	The Business Day immediately preceding each interest payment date.

Underwriters:

Joint Book-Running Managers:

Barclays Bank PLC

BNP PARIBAS

Crédit Agricole Corporate and Investment Bank

Goldman Sachs & Co. LLC

Morgan Stanley & Co. International plc

Banco Santander, S.A.

Citigroup Global Markets Limited

Commerzbank Aktiengesellschaft

Deutsche Bank AG, London Branch

ING Bank N.V. Belgian Branch

J.P. Morgan Securities plc

Mizuho International plc

MUFG Securities EMEA plc

NatWest Markets Plc

PNC Capital Markets LLC

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company

SMBC Bank International plc

Société Générale

TD Global Finance unlimited company

Truist Securities, Inc.

UBS AG London Branch

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

Co-Managers:

Canadian Imperial Bank of Commerce, London Branch

Trade Date:	February 12, 2026

Settlement Date:

February 19, 2026

We expect that delivery of the Notes will be made to investors on or about February 19, 2026, which will be the fifth London business day and fourth New York business day following the date of this pricing supplement. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Also, under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-271553)

Denominations:	€100,000 and integral multiples of €1,000

The Issuer has filed a registration statement (Registration No. 333-271553) (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Barclays Bank PLC, 1 Churchill Place, London E14 5HP, United Kingdom, Telephone: +1-888-603-5847, Email: LeadManagedBondNotices@barclayscorp.com; BNP PARIBAS, 16, boulevard des Italiens 75009 Paris, France, Attention: Debt Syndicate Desk, Email: dl.syndsupportbonds@uk.bnpparibas.com, Telephone: (toll-free) +1-800-854-5674; Crédit Agricole Corporate and Investment Bank, Broadwalk House 5 Appold Street, London EC2A 2DA, United Kingdom, Email: corp-syndicate@ca-cib.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, Telephone: +1-866-471-2526, Email: Prospectus-ny@ny.email.gs.com or Morgan Stanley & Co. International plc, Telephone: +1-866-718-1649.

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) pursuant to Regulation (EU) 1286/2014 has been prepared as not available to retail in EEA.

Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) pursuant to Regulation (EU) 1286/2014 as it forms part of UK domestic law has been prepared as not available to retail in the UK.

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